                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                AMENDMENT NO. 2
                                 (RULE 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              Avici Systems Inc.
                      (Name of Subject Company (Issuer))

                              Avici Systems Inc.
                       (Name of Filing Person (Offeror))

 Options under the Avici Systems Inc. 2000 Stock Option and Incentive Plan, as
                                   Amended,
       and the Avici Systems Inc. 1997 Stock Incentive Plan, as Amended
             to Purchase Common Stock, Par Value $.0001 Per Share,
             Having an Exercise Price Per Share of More than $5.00
                        (Title of Class of Securities)

                                  05367L 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               Paul F. Brauneis
                          Chief Financial Officer and
              Senior Vice President of Finance and Administration
                              Avici Systems Inc.
                             101 Billerica Avenue
                     North Billerica, Massachusetts 01862
                                (978) 964-2000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                  Copies to:

             Peter C. Anastos, Esq.                           John A. Meltaus, Esq.
  Vice President, General Counsel and Secretary                Wynn R. Huang, Esq.
               Avici Systems Inc.                        Testa, Hurwitz & Thibeault, LLP
              101 Billerica Avenue                               125 High Street
      North Billerica, Massachusetts 01862                      Boston, MA 02110
            Telephone: (978) 964-2000                       Telephone: (617) 248-7000
            Facsimile: (978) 964-2250                       Facsimile: (617) 248-7100

CALCULATION OF FILING FEE

================================================================================

    Transaction Valuation*           Amount of Filing Fee

      $10,304,960.925                     $ 2,060.99
================================================================================

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,412,213 shares of common stock of Avici Systems Inc. having an aggregate value of $10,304,960.925 as of September 27, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-
 -
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,060.99
Filing Party:  Avici Systems Inc.
Form or Registration No.: 5-60847
Date Filed: October 1, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

                            INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Avici Systems Inc. ("Avici", "we", "our" or "us") with the Securities and Exchange Commission on October 1, 2001, as amended to date (the "Schedule TO"), relating to an offer by Avici to exchange all outstanding stock options to purchase shares of common stock granted under the Avici System Inc. 2000 Stock Option and Incentive Plan, as amended (the "2000 Plan"), and the Avici Systems Inc. 1997 Stock Incentive Plan, as amended (the "1997 Plan" and together with the 2000 Plan, the "option plans") upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit
(a)(1) to the Schedule TO and the related Letter of Transmittal that was filed as Exhibit (a)(2) to the Schedule TO and the Letter to Eligible Option Holders that was filed as Exhibit (a)(3) to the Schedule TO. This Amendment reports the final results of our offer to exchange.

Item 4.  Terms of the Transaction.

     (a)  Material Terms.

     Item 4(a) of the Schedule TO is hereby amended to add the following sentences:

     The offer expired at 12:00 midnight, Eastern time, on October 29, 2001. Pursuant to the terms and conditions of the Offer, Avici accepted for exchange tendered options exercisable for a total of 6,553,750 shares of common stock and canceled all such options. Avici issued 545,503 shares of Restricted Stock on October 30, 2001 and expects to issue new options to purchase an aggregate of 5,030,270 shares of common stock in exchange for the tendered options surrendered and accepted for exchange in the offer, on the date of the first meeting of our compensation committee of our board of directors, which will be held on or after May 1, 2001 but in no event later than May 15, 2002.

Item 12.  Exhibits.

     (a)(1)   Offer to Exchange dated October 1, 2001.*

     (a)(2)   Letter of Transmittal.*

     (a)(3)   Letter to Eligible Option Holders.*

     (a)(4)   Form of Letter to Tendering Option Holders.*

     (a)(5) E-mail communication to Avici Systems Inc. Employees dated October 1, 2001.*

     (a)(6)   Form of Optionee Activity Status schedule.*

     (a)(7)   Form of E-mail confirmation to Tendering Option Holders.*

     (a)(8)   Form of Irrevocable Standing Order to Sell Shares.*

     (a)(9) Presentation materials from information meeting regarding the Offer to Exchange.*

     (a)(10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.*

     (a)(11)  Form of E-mail message from Peter C. Anastos to Option Holders.*

     (b)      Not applicable.

     (d)(1)   Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

     (d)(2) Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.*

     (d)(3) Form of New Option Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d)(4) Form of Restricted Stock Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d)(5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

     (g)      Not applicable.

     (h)      Not applicable.

_________________________
     *     Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                         AVICI SYSTEMS INC.

                                         By:  /s/ Paul F. Brauneis
                                              --------------------
                                         Name:  Paul F. Brauneis
                                         Title:   Chief Financial Officer,
                                         Senior Vice President of Finance and
                                         Administration


Date:  November 6, 2001

                               INDEX TO EXHIBITS
                               -----------------

EXHIBIT NUMBER  DESCRIPTION OF EXHIBIT
--------------  ----------------------

     (a)(1)    Offer to Exchange dated October 1, 2001.*

     (a)(2)    Letter of Transmittal.*

     (a)(3)    Letter to Eligible Option Holders.*

     (a)(4)    Form of Letter to Tendering Option Holders.*

     (a)(5) E-mail communication to Avici Systems Inc. Employees dated October 1, 2001.*

     (a)(6)    Form of Optionee Activity Status schedule.*

     (a)(7)    Form of E-mail confirmation to Tendering Option Holders.*

     (a)(8)    Form of Irrevocable Standing Order to Sell Shares.*

     (a)(9) Presentation materials from information meeting regarding the Offer to Exchange.*

     (a)(10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.*

     (a)(11)   Form of E-mail message from Peter C. Anastos to Option Holders.*

     (b)       Not applicable.

     (d)(1)    Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

     (d)(2) Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.*

     (d)(3) Form of New Option Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d)(4) Form of Restricted Stock Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d)(5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

     (g)       Not applicable.

     (h)       Not applicable

     _______________
     * Previously filed.